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04002950

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

MAR 1 2004

828

SEC FILE NUMBER
8- 49967 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J & D Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East End Avenue
           (No. and Street)

New York   New York   10028
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Tiriolo   212-490-3113
                   (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
           (Name — if individual, state last, first, middle name)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Chris Tiriolo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____J & D Securities, LLC_____, as of ___December 31,_____, __2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public   SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 20 06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J & D SECURITIES, LLC

(f.k.a. JAMES G. O'CALLAGHAN, SOLE PROPRIETOR)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
J & D Securities, LLC.

We have audited the accompanying statement of financial condition of J & D Securities, LLC (f.k.a. James G. O'Callaghan, Sole Proprietor) (the "Company"), as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J & D Securities, LLC (f.k.a. James G. O'Callaghan, Sole Proprietor) as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 16, 2004

& D SECURITIES, LLC

(f.k.a. JAMES G. O'CALLAGHAN, SOLE PROPRIETOR)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	685,887
Receivable from brokers		203,491
Memberships in exchanges:		
Contributed for the use of the Company,		
at market value		1,500,000
Computer equipment, at cost		2,322
Other assets		7,682
TOTAL ASSETS	$	2,399,382

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	58,267
Exchange memberships:		
Contributed for the use of the Company,		
at market value		1,500,000
TOTAL LIABILITIES		1,558,267
SUBORDINATED LIABILITIES AND MEMBER'S EQUITY		
Liability subordinated to claims of		
general creditors		500,000
TOTAL MEMBER'S EQUITY		341,115
TOTAL SUBORDINATED LIABILITIES AND MEMBER'S EQUITY		841,115
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,399,382

The accompanying notes are an integral part of this statement.

J & D SECURITIES, LLC

(f.k.a. JAMES G. O'CALLAGHAN, SOLE PROPRIETOR)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

J & D Securities, LLC (f.k.a. James G. O'Callaghan, Sole Proprietor) (the "Company") was approved to do public customer business as a broker-dealer registered with the Securities and Exchange Commission on July 10, 1998. In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange. Execution of transactions for non-member organizations by means of a direct phone access system can also be conducted by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer, and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's transactions are performed by its clearing broker, LaBranche Financial Services, Inc. ("LaBranche"), pursuant to the clearance agreement. At December 31, 2003, the receivable from brokers and dealers reflected on the statement of financial condition included $128,398 due from LaBranche, which was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with LaBranche are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

3. CHANGE IN BUSINESS ENTITY

In February 2003, the Company elected to change its business entity type from a Sole Proprietorship to a Limited Liability Company. The change was completed as a successor broker dealer under the Company's existing registration with the Securities and Exchange Commission. The financial statements include a full year of activity.

4. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement of $500,000, which pays interest at the prime rate (4 percent on December 31, 2003) plus 2 percent per annum. The loan matures on October 30, 2004, and includes a provision for automatic renewal.

The subordinated liability has been contributed under an agreement pursuant to the rules and regulations of the New York Stock Exchange and the Securities and Exchange Commission.

The subordinated loan agreement can be withdrawn by the lender only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return. The Company is however, subject to New York City unincorporated business tax, which is reflected in the financial statements.

6. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected not to match employee contributions. An officer of the Company serves as trustee of the plan.

The Company had a non-contributory defined benefit pension plan with a December 31 year-end. Employees over the age of twenty-one were eligible to participate in the plan after a minimum of six months and at least one thousand hours of service. Plan benefits vested at the rate of 20% each year after two years of service. The plan was terminated on December 15, 2003.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $826,749, which exceeded the minimum requirement of $5,000 by $821,749. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
J & D Securities, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of J & D Securities, LLC (f.k.a. James G. O'Callaghan, Sole Proprietor) (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

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disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of J & D Securities, LLC (f.k.a. James G. O'Callaghan, Sole Proprietor) to achieve all the divisions and duties and cross- checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
February 16, 2004